January 19, 2007

07020587

SurfControl

U.S. Securities and Exchange Commissi
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and Forms 88(2) (Revised 2005) Return of Allotment of Shares:

- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 12, 2007
- REG-RAB Capital plc Rule 8.3 – SurfControl PLC, dated January 15, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 15, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated January 15, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated January 15, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated January 16, 2007
- REG-SurfControl PLC Notice of Results, dated January 17, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 17, 2007
- REG-Herald Inv Trust PLC Rule 8.3 – SurfControl Plc, dated January 18, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated January 18, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated January 18, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated January 19, 2007
- REG-SurfControl PLC Total Voting Rights, dated January 19, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl plc, dated January 19, 2007
- Form 88(2) (Revised 2005) Return of Allotment of Shares, dated December 18, 2006
- Form 88(2) (Revised 2005) Return of Allotment of Shares, dated January 18, 2007

SUPPL

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

Enclosures

Enterprise Threat Protection

SurfControl, Inc.,
1900 West Park Drive, Suite 155, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	11 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,191,931	4.15%	24,329	0.08%
(2) Derivatives (other than options)	364,960	1.27%	340,631	1.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,556,891	5.42%	364,960	1.27%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	7,058	5.5088
Sale	117,194	5.5088
Sale	2,472	5.5088
Sale	3,807	5.5088
Sale	6,089	5.5088
Sale	2,541	5.5088
Sale	2,487	5.5088
Sale	8,352	5.5088

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-RAB Capital plc Rule 8.3- Surfcontrol PLC

RNS Number:5320P
RAB Capital plc
15 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	12 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	493,768 (1.72%)	
(3) Options and agreements to purchase/sell		
Total	493,768 (1.72%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	16,326	GBP 550.83

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	15 January 2007
Contact name	Ros Mash
Telephone number	020 7389 7162
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETBAMJTMMBBBJR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	12 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,191,950	4.15%	24,310	0.08%
(2) Derivatives (other than options)	364,941	1.27%	340,631	1.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,556,891	5.42%	364,941	1.27%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	19	5.5011

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	19	5.5010

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - Surfcontrol plc

MILWAUKEE--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	This form contains information with respect to dealings for the period December 7, 2006 through January 12, 2007, as more fully set forth in item 3(a) below. The dealings notified in this form were undertaken by APLP in respect of certain discretionary funds managed by APLP on behalf of its clients. On December 6, 2006, discretionary funds managed by APLP were interested in 3,253,931 ordinary shares of SurfControl plc. On January 12, 2007, discretionary funds managed by APLP were interested in 3,302,155 ordinary shares of SurfControl plc.

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,302,155 (11.49%, based on 28,741,898 ordinary shares outstanding, as publicly reported by SurfControl plc on December 13, 2006)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,302,155 (see above - 'date of dealing')	

*T
(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - December 7, 2006	128,200	USD 10.7218
Sale - December 8, 2006	71,000	USD 10.6579
Buy - January 2, 2007	5,737	USD 10.452
Buy - January 2, 2007	31,073	USD 10.6044
Buy - January 3, 2007	4,865	USD 10.6686
Buy - January 4, 2007	7,151	USD 10.5983
Buy - January 5, 2007	4,059	USD 10.6009
Buy - January 8, 2007	2,716	USD 10.6607
Buy - January 9, 2007	23,825	USD 10.5792
Buy - January 10, 2007	27,136	USD 10.554
Buy - January 11, 2007	2,658	USD 10.6082
Buy - January 12, 2007	138,204	USD 10.7305

*T

(b) Derivatives transactions (other than options)
-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T

(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

---

*T

Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	January 15, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100

If a connected EFM, name of offeree/offeror with which connected

---

If a connected EFM, state nature of connection (Note 10)

---

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol plc

RNS Number:5415P
BlackRock Group
15 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	12th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,620,415	9.18%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,620,415	9.18%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	83,209	GBP 5.492506

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15th January 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBAMATMMMBBLR

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol plc

RNS Number:5968P
BlackRock Group
16 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	15th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,615,415	9.09%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,615,415	9.09%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,000	GBP 5.50

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	16th January 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBFMTTMMBBBLR

Financial Announcements

REG-Surfcontrol PLC Notice of Results

RNS Number:6266P
Surfcontrol PLC
17 January 2007

17 January 2007

SURFCONTROL PLC
Notice of Results

SurfControl plc (London: SRF), the leading provider of global on-demand, network and endpoint IT security solutions, will be announcing its Q2 and Interim results for the period ended 31 December 2006 on Tuesday, 30 January 2007.

A UK analyst briefing will be held on the day at 09.30 in the offices of UBS, 1 Finsbury Avenue, London, EC2M 2PP. There will be a conference call at 12:00 Eastern Standard Time for US analysts.

Analysts wishing to register for the briefing or call should contact Susie Callear on +44 (0) 20 7651 8688 or email susie.callear@icisnet.com.

The results statement and presentation will be available to download on the day from the SurfControl website: http://www.surfcontrol.com

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects more than 14.5 million users in over 23,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

END
NOROKAKQABKDADD

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	16 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,190,103	4.14%	26,157	0.09%
(2) Derivatives (other than options)	363,094	1.26%	338,784	1.18%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,553,197	5.40%	364,941	1.27%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	1,847	5.4109

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	1847	5.4125
CFD	Long	1847	5.4108

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 17 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Herald Inv Trust PLC Rule 8.3- Surfcontrol Plc

RNS Number:7517P
Herald Investment Trust PLC
18 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Herald Investment Management Limited acting on behalf of discretionary clients
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary GBP 10p
Date of dealing	17/01/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,425,000	4.96%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase 17/01/07	50,000	5.5043 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)
[DEL:YES:DEL]/NO

Date of disclosure	17/01/2007
Contact name	Chris Hill
Telephone number	0131 275 3195

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETLVLFFDFBXBBV

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol plc

RNS Number:7606P
BlackRock Group
18 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	17th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,560,415	8.90%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,560,415	8.90%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	55,000	GBP 5.502029

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	18th January 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETBPMJTMMABBBR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	17 January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,167,606	4.06%	24,310	0.08%
(2) Derivatives (other than options)	350,418	1.22%	326,108	1.13%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	1,518,024	5.28%	350,418	1.22%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,920	5.4000
Sale	3,901	5.4000
Sale	12,676	5.4521
Sale	5,920	5.4000
Sale	5,920	5.4000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	12676	5.4521
CFD	Long	12676	5.4521

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 18 January 2007

Contact name BARCLAYS COMPLIANCE

Telephone number 020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:8066P
Surfcontrol PLC
19 January 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 18 January 2007, it had the following securities in issue:

- 28,743,898 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 18 January, 2007

END
RTTZGGMMGLZGNZM

Financial Announcements

REG-Surfcontrol PLC Total Voting Rights

RNS Number:8071P
Surfcontrol PLC
19 January 2007

19 January 2007

SurfControl PLC ("SurfControl" or "the Company")

Total voting rights and Capital disclosure- Transparency Directive transitional provisions

In conformity with the Transparency Directive's transitional provision 6, SurfControl announces that as at 19 January 2007 the share capital of the Company consists of 31,494,484 ordinary shares, each with a single voting right and a nominal value of 10p, of which 2,750,586 ordinary shares are currently held in Treasury. As a consequence the total number of voting shares to be used for the purposes of determining a notifiable share interest, or change in share interest in the Company under the Disclosure and Transparency Rules of the FSA, is 28,743,898.

END
TVRILFFILAIALID

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol plc

RNS Number:8210P
BlackRock Group
19 January 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	18th January 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,482,491	8.64%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,482,491	8.64%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	77,924	GBP 5.501876

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name ,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19th January 2007
Contact name	Siobhain Cox
Telephone number	020 7743 4653
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBLMBTMMIBBLR

Companies House
for the record

Please complete in typescript, or in bold black capitals
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	1566321
Company name in full	SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	12	2006	18	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	321p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON. PARTICIPANT ID: 002 MEMBERSHIP ID: DEP UK Postcode EC2M2PP	Class of shares allotted ORDINARY	Number allotted 1000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Andrew FINANCIAL CONTROLLER Date 18/12/06

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A.J WALKER c/o SURFCONTROL plc, RIVERSIDE
MOUNTBATTEN WAY CONGLETON CHESHIRE
CW12 1DY Tel 01260) 296226
DX number DX exchange

File No.: 82-34985

Companies House

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From	To
	Day 18 Month 01 Year 2007	Day 18 Month 01 Year 2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	321p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland